[Fenwick & West LLP Letterhead]

May 27, 2005

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attn:	H. Roger Schwall Assistant Director

Re:	Diamond Foods, Inc. Form S-1/A filed on May 3, 2005 File No. 333-123576 (the “Form S-1”) Form S-4/A filed on May 3, 2005 File No. 333-123574 (the “Form S-4”)

Ladies and Gentlemen:

     On behalf of Diamond Foods, Inc. and Diamond Walnut Growers, Inc. (collectively, “Diamond Foods”), we are responding to each of the numbered comments of the Staff of the Commission contained in your letter dated May 20, 2005. Please be advised that Diamond Foods has filed Amendment No. 2 to the Form S-4 contemporaneously with this letter (the “Amendment”). In order to facilitate your review, and because most of the Commission’s comments were directed at the Form S-4, Diamond Foods has chosen not to file a conforming amendment to the Form S-1 at this time. When Diamond Foods files Amendment No. 2 to the Form S-1, Diamond Foods will revise the Form S-1 to conform to the changes made in the Amendment. The Amendment reflects Diamond Foods responses to the Staff’s comments related to the above referenced registration statements.

     For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth the text of the Staff’s comments.

Forms S-1 and S-4

     General

1.       We restate our prior comments 1, 2 and 3. Also, you may discuss with us by telephone how you propose to address remaining gaps in biographical sketches.

     We have revised the Form S-4 and will revise the Form S-1 as requested in prior comments 1 and 2. We are continually monitoring compliance with comment 2, and will update the Form S-1 and Form S-4 as appropriate in future filings. After discussing the matter of biographical sketches with the Staff, Diamond Foods has decided not to include information about the gaps in biographical sketches because, during the gap periods, the individuals had no principal occupation and were not employed; Diamond Foods believes their business experience was not furthered during the gap periods and disclosure of what they were doing during the gap periods would not have a bearing on the level of their professional competence and, accordingly, is not necessary or helpful disclosure for members and investors.

Unaudited Pro Forma Condensed Financial Information

2.       We note your response to prior comment 15. Please clarify in the introductory paragraphs to this section how you calculated total pro forma shares. We note that in your next to last paragraph on page 22 of the Form S-1/A, you indicate that grants of options and restricted stock are excluded from your pro forma financial information.

     We have revised the Form S-4 as requested; please refer to page 58 of the Amendment.

Form S-4

General

3.       We continue to have significant concerns regarding the presentation and substance of your proposed disclosure relating to the initial public offering, including the following terms or disclosure items:

(a)	the potential proceeds, including the absence of any minimum amount,

(b)	the potential cash election by members,

(c)	the proposed uses for the proceeds,

(d)	the absence of a minimum price for the offering,

(e)	the absence of a minimum number of shares being offered,

(f)	the amounts you “expect” or “currently” expect for each item and

(g)	the assumptions you make throughout the document concerning these matters.

          We address many of these items in specific comments that follow, but we feel it necessary to reissue many of our prior comments notwithstanding your responses and proposed revisions.

     Diamond foods acknowledges the Staff’s concerns and has revised the Form S-4 to address them.

     The Board of Directors of Diamond Growers has approved minimum conditions to the initial public offering that is contemplated in connection with the proposed conversion. Specifically, the initial public offering and conversion will not be completed except in the event of a qualified IPO, which we define to be an underwritten offering of 4,000,000 or more shares of Diamond Foods common stock at an initial public offering price of $5.00 per share or more. We have made references to the minimum qualified IPO throughout to balance references to the proposed initial public offering. We have also provided disclosure on the potential proceeds and uses of proceeds in the event of a minimum qualified IPO, as well as the effects thereof on the business strategy of Diamond Foods. We believe these changes enable readers to make informed decisions about the conversion at any price or offering size above the minimum qualified IPO.

     More generally, we have clarified the disclosure about each of the terms or disclosure items enumerated in this comment.

     To clarify the assumptions and expectations used throughout the document, we have stated those assumptions in a special section on page i, and revised the document to refer to assumptions consistently.

4.       We therefore reissue comments 31, 32, 33, 41 and 47. Make corresponding revisions throughout your document, including to the cover page, the Risk Factors section and elsewhere as appropriate. For example, wherever you refer to the potential for receipt of cash, state clearly that cash will only be an option if your IPO includes more than 4,000,000 shares and if enough remains after paying any dissenters.

     We have revised the Form S-4 as requested in view of the Staff’s reissued comments and our telephonic conversations with the Staff; please refer to the cover page and pages i, 1, 2, 7-8, 10, 14, 26-29, and 34 of the Amendment.

5.       In your response to prior comment 40, you refer us to Exhibits 10.24 and 10.25. It is not apparent that 10.24 contains a surrender of rights with respect to the payments referenced on page 1 of the S-4 prospectus. Further, we also note that the amendments delineated in Exhibit 10.24 do not become effective unless the conditions specified in Article 5 are met. Consequently, we reissue our prior comment 40 and request that you provide support for your statements in the prospectus.

     We supplementally advise the staff that Section 7.05 of the bylaws of Diamond Walnut Growers (the “Co-op Bylaws”) contains a provision that subordinates payments to grower members to obligations under promissory notes. Section 7.05 of the Co-op Bylaws provides:

     “Notwithstanding the provisions of the Articles of Incorporation of this Association of any other By-law of this Association, or of any Marketing Agreement to which the Association is a party, this Association shall not make any distributions to patrons arising from the marketing of agricultural products delivered by such patrons, or make any advances upon such distributions, if such distributions or advances would cause this Association to fail to make timely payments of any monies due under the terms of any promissory note issued by, or the payment of which is guaranteed by, this Association.”

     Under the Note Purchase Agreement filed as Exhibit 10.17, Diamond Walnut Growers agreed in Section 10.7 that it would not amend Section 7.05 of the Co-op Bylaws without prior written consent of the note holder. Therefore, this section of the Note Purchase Agreement gave the note holders protection against removal of subordination of grower payments to lenders found in the Co-op Bylaws.

     Section 2(n) of the Second Amendment to the Note Purchase Agreement (the “Second Amendment”) filed as Exhibit 10.24 allows Section 10.7 of the original Note Purchase Agreement to be amended and restated in its entirety, which Diamond Foods will do in the conversion.

     The bylaws of Diamond Foods do not contain the subordination provision in Section 7.05 of the Co-op Bylaws.

     While we acknowledge the Staff’s point about the requirements of Section 5 of the Second Amendment, Diamond Foods believes that it would be able to obtain a waiver from the lender in the event one or more of the conditions for effectiveness was not met at the time Diamond Foods was prepared to close its initial public offering.

6.       Wherever you refer to the recommendation of the board, identify the conflicts of interest members faced and the benefits they will receive — individually and as a group — as a result of the IPO and conversion. Quantify the amount of the cash value of the shares to be received under the 2005 Equity Incentive Plan. Make necessary revisions to the response to “Q27” on page 9, identifying the “some” with the additional interests. See also prior comment 42.

     We have revised the Form S-4 as requested; please refer to the cover page, the notice and pages 24 and 43 of the Amendment. We also moved prior Q27 to Q14, so that it appears immediately following Q13 (How does the board of directors recommend that I vote?). Additionally, we have removed the word “some” in the context of director interests, as all directors will be compensated either as continuing directors or as members of the Grower Executive Council following the conversion and initial public offering.

Risk Factors. Page 13

7.       We reissue our prior comment 46. For example, it appears that not all of the risks related to the conversion have been identified. It appears that there is a potential risk that member growers will receive a price for their walnuts that is less than what they historically have been accustomed to receiving because of the manner in which prices will be established under the Walnut Purchase Agreements. And are there no particular risks related to your indebtedness nor related to the countries in which you do business?

     We have added a new risk factor to address the prospect that growers might receive a lower price for walnuts delivered after the conversion under the Walnut Purchase Agreement than they have in the past; please refer to page 15 of the Amendment. After another careful review of the risk factors section, Diamond Foods believes it has previously complied with the Staff’s comment regarding the consideration of additional risk factors. Diamond Foods is decreasing its leverage and, with no overseas operations and only one employee abroad, does not face particular risks internationally other than as described in the Amendment.

Risks Related to the Conversion, page 13

“Members will not know the exact value of shares,” page 13.

8.       Make clear that no cash will be available for distribution to members if fewer than 4,000,000 shares arc sold in the initial public offering. Clearly indicate that only amounts in excess of 4,000,000 shares are intended to be used to honor cash requests. Further, consider providing a cross-reference to the more detailed disclosure regarding the range of estimated proceeds members could receive that is currently on page 26 of the revised prospectus.

     We have revised the Form S-4 as requested; please refer to page 14 of the Amendment.

     “If the conversion is approved,” page 13

9.       Please further emphasize the risk to members should the initial public offering price fall below the range specified in the prospectus by providing an example of how much less money and value members would receive should the price received be substantially below the $14-$16 range. Provide a cross-reference to the revised disclosure on page 25. In general, your disclosure throughout the document should indicate that members need to make their decisions assuming the worst-case scenario since you do not intend to resolicit their votes under any circumstances.

     As noted in our response to comment no. 3, we have revised the Form S-4 throughout, including the risk factor on page 14 of the Amendment, to address the Staff’s comment.

Plan of Conversion. page 24

10.       We note the revisions on page 25. Add a new table which shows the impact of a reduction in the number of shares being sold in the IPO.

     We have revised the Form S-4 as requested; please refer to page 28 of the Amendment.

11.       Also revise the table on page 26 so that you not only reflect the uncertainty regarding member requests for cash but also reflect the uncertainty associated with the number of shares that are actually sold in the offering. As done on page 25, the table should provide examples of the range of shares that could be sold both above and below the 5,333,333 shares being offered in order to highlight the fact that (i) cash consideration remains static at $18.6 million even if more than 5,333,333 shares ‘are sold and (ii) even if members elect to receive cash, no cash will be distributed if fewer than 4,000,000 shares are sold in the offering.

     We have revised the Form S-4 as requested; please refer to page 29 of the Amendment.

Exhibit 8.1

12.       Obtain an opinion that does not suggest that “any other person or entity” may not rely on the opinion.

     The form of tax opinion has been revised as requested and refiled.

Exhibit 99.18

13.       Concisely indicate what members will receive in the proposed conversion.

     The form of proxy has been revised as requested and refiled.

Exhibit 5.1

14.       Obtain an opinion that does not include the limitation “and in accordance with the resolutions adopted by the Company’s Board of Directors and to be adopted by the Pricing Committee of the Company’s Board of Directors.” If necessary, it appears that counsel may obtain and rely upon company certificates in that regard.

     The legal opinion has been revised as requested and refiled.

     We also addressed the Staff’s oral comments in the Amendment. We added a detailed table of contents and included our supplemental response to prior comment no. 26 on page 74 of the Amendment. We also revised the disclosure under “Effects of the Conversion on Rights of Members” to address the Staff’s concerns with our response to prior comment no. 48 and the Staff’s prior oral comments relating thereto.

     Kindly direct any comments or questions about the foregoing to the undersigned at (415) 875-2479 or, in my absence, to Horace L. Nash at (650) 335-7934.

Sincerely,

/s/ William L. Hughes

William L. Hughes

cc:	Timothy Levenberg, Esq Melissa Campbell Duru, Esq Nicholas Panos, Esq Barry Stern Sandra Eisen Michael J. Mendes Seth Halio William Scott Ortwein, Esq. Horace L. Nash, Esq.